SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              PLD Telekom Inc.
  ----------------------------------------------------------------------------
                             (Name of Issuer)

                        Common Stock $.01 par value
  ----------------------------------------------------------------------------
                     (Title of Class and Securities)

                                 69340T 10
  ----------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                          Arthur M. Siskind, Esq.
                       c/o News America Incorporated
                        The News Corporation Limited
                        1211 Avenue of the Americas
                         New York, New York  10036
                               (212) 852-7000
  ----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                            Alan G. Straus, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-2037

                              August 14, 1998
  ----------------------------------------------------------------------------
                         (Date of Event which Requires
                         Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of section 240.13d-1(e), 240.13d-1(f) or
 240.13d-1(g), check the following:      (  )

 Note.     Schedule filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

 (Continued on following pages)

 _________________________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

 CUSIP No. 69340T 10
 -----------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        The News Corporation Limited
 -----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  (  )
                                                   (b)  (x)
 -----------------------------------------------------------------------------
  (3)  SEC USE ONLY

 -----------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS
        WC
 -----------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)          (  )

 -----------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        South Australia, Australia

 -----------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
                                      14,631,780
 NUMBER OF SHARES             ------------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY                      -0-
      EACH                    ------------------------------------------------
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        14,631,780
      WITH                    ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
 -----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,631,780
 -----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (    )
 -----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      38.41%
 -----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON

      CO
 -----------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 69340T 10

  -----------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        News America Incorporated
  -----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  (  )
                                                   (b)  (x)
  -----------------------------------------------------------------------------
  (3)  SEC USE ONLY

  -----------------------------------------------------------------------------

  (4)  SOURCE OF FUNDS
        WC
  -----------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)           (  )

  -----------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
  -----------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
                                      14,631,780
 NUMBER OF SHARES             ------------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY                      -0-
      EACH                    ------------------------------------------------
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        14,631,780
      WITH                    ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
  -----------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,631,780
  -----------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       (  )
  -----------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       38.41%
  -----------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON

       CO
  -----------------------------------------------------------------------------

                                SCHEDULE 13D

 CUSIP No. 69340T 10

  -----------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        News PLD LLC
  -----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  (  )
                                                   (b)  (x)
  -----------------------------------------------------------------------------
  (3)  SEC USE ONLY


  -----------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS
        WC
  -----------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)           (  )

  -----------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
  -----------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
                                      14,631,780
 NUMBER OF SHARES             ------------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY                      -0-
      EACH                    ------------------------------------------------
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        14,631,780
      WITH                    ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
  -----------------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,631,780
  -----------------------------------------------------------------------------
 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       (  )
  -----------------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       38.41%
  -----------------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON

       OO
  -----------------------------------------------------------------------------


                              SCHEDULE 13D

 CUSIP No. 69340T 10

  -----------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        K. Rupert Murdoch
  -----------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  (  )
                                                   (b)  (x)
  -----------------------------------------------------------------------------
  (3)  SEC USE ONLY

  -----------------------------------------------------------------------------
  (4)  SOURCE OF FUNDS

        WC
 -----------------------------------------------------------------------------
  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)          (  )

  -----------------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
  -----------------------------------------------------------------------------

                              (7)  SOLE VOTING POWER
                                      14,631,780
 NUMBER OF SHARES             ------------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY                      -0-
      EACH                    ------------------------------------------------
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                        14,631,780
      WITH                    ------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
  -----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,631,780
  -----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (     )

  -----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      38.41%
  -----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON

      IN
 -----------------------------------------------------------------------------



Item 1. Security and Issuer.

         The title of the class of equity securities to which this Schedule relates is common stock, $.01 par value per share (the "Common Stock"), of PLD Telekom Inc., a Delaware corporation ("PLD"). The address of the principal executive offices of PLD is 680 Fifth Avenue, 24th Floor, New York, New York 10019.

 Item 2. Identity and Background.

         This Schedule is being filed by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News America Incorporated, a Delaware corporation ("NAI"), with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, (iii) News PLD LLC, a Delaware limited liability company ("News PLD LLC"), with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, and (iv) K. Rupert Murdoch, an United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. News Corporation, NAI, News PLD LLC and K. Rupert Murdoch are referred herein collectively as the "Reporting Persons". The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of each of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen unless otherwise indicated.

          News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television broadcasting, publication of newspapers, books, magazines and promotional free-standing inserts, developing digital broadcasting, conditional access and subscription management systems and promoting computer information services.

         News Corporation owns indirectly 100% of the outstanding common stock of NAI. NAI, the principal subsidiary in the U.S. of News Corporation conducts, together with its affiliates and subsidiaries, a substantial portion of the U.S. activities of News Corporation.

         NAI owns directly and through an intermediary 100% of the outstanding membership interests in News PLD LLC.

         News PLD LLC primarily holds, manages and otherwise deals with the Reporting Persons' investment in PLD.

         K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Publishing Australia Limited; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; and a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland.

          Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, K. Rupert Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

         Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

         None of the Reporting Persons have, during the last five years,
 (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement dated April 19, 1998, by and between Cable and Wireless plc ("C&W") and NAI, as amended (the "NAI/C&W Stock Purchase Agreement"), NAI agreed to acquire from C&W , for the sum of $80,000,000, (i) 10,555,739 shares of Common Stock of PLD (including 500,000 shares of Common Stock of PLD to be issued to C&W pursuant to the CIBBV Stock Purchase Agreement (as defined below)), which constituted all of the shares of Common Stock of PLD then owned or to be acquired directly and indirectly by C&W, (ii) a warrant dated June 28, 1995, conferring on the holder the right to purchase up to 250,000 shares (subject to adjustment on the occurrence of certain events) of Common Stock of PLD at an exercise price of 11.3125 Canadian dollars per share, expiring on June 22, 1999 (the "PLD Warrant"), and (iii) all of the shares of PLD Holdings Limited, a Bermuda company ("Holdings").

         Pursuant to the Asset Exchange Agreement dated April 19, 1998, by and between NAI and PLD, as amended (the "Asset Exchange Agreement"), PLD agreed to sell to NAI 100% of the outstanding shares of Holdings (which NAI was to acquire from C&W pursuant to the News/C&W Stock Purchase Agreement) in exchange for the issuance of 3,826,041 shares of Common Stock of PLD.

         Pursuant to a Stock Purchase Agreement dated April 19, 1998, by and between PLD and C&W, as amended (the "CIBBV Stock Purchase Agreement"), PLD agreed with C&W to acquire (i) all of the shares of CommStruct International Byelorussia BV, a Netherlands corporation ("CIBBV"), which is the owner of 50% of Belarus-Netherlands Belcel Joint Venture ("BELCEL"), which in turn is the operator of a mobile telephone business in Belarus, plus (ii) certain intercompany indebtedness. Such shares of CIBBV and such intercompany indebtedness are hereinafter referred as the "CIBBV Interest." PLD agreed to issue to C&W 500,000 shares of Common Stock of PLD for the CIBBV Interest.

         Pursuant to an Assignment dated April 23, 1998, by and between NAI and News PLD LLC, NAI assigned all of its right, title and interest under the NAI/C&W Stock Purchase Agreement and the Asset Exchange Agreement to News PLD LLC.

         The closing of each of the transactions described above occurred on August 14, 1998. Giving effect to the completion of the transactions summarized above, the Reporting Persons beneficially own an aggregate of 14,631,780 shares of Common Stock of PLD (representing approximately 38.41% of the outstanding Common Stock of PLD after the completion of the transactions). The funds used by the Reporting Persons to acquire the securities covered by this Schedule were provided from working capital.

 Item 4. Purpose of Transaction.

         The Reporting Persons acquired their shares of Common Stock of PLD for investment purposes and currently intend to continue to hold them for such purposes. Such Reporting Persons from time to time may review the merits of their investment in PLD and evaluate their options with respect thereto. Subject to such review and evaluation, any or all of such Reporting Persons may determine to acquire additional shares of Common Stock of PLD (or securities convertible into Common Stock of PLD) through open market purchases or privately negotiated transactions, may determine to sell shares of Common Stock of PLD (or securities convertible into Common Stock of PLD) and/or may pursue any other options with respect to their investment in PLD.

         Notwithstanding anything to the contrary contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

         Other than as described in this Schedule, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
 Schedule 13D.

 Item 5. Interest in Securities of the Issuer.

         The number of shares of Common Stock of PLD directly beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by News PLD LLC as of the date hereof is 14,631,780 shares of Common Stock of PLD, representing approximately 38.41% of the outstanding Common Stock of PLD, of which 250,000 of such shares may be deemed to be beneficially owned pursuant to the PLD Warrant, and each of News Corporation, NAI, and Mr. Murdoch, as persons who may be deemed to control News PLD LLC, may also be deemed to beneficially own such shares. Each of the Reporting Persons has sole voting or dispositive power with respect to the shares of Common Stock of PLD which they beneficially hold. None of the Reporting Persons share voting and dispositive power with respect to any shares of Common Stock of PLD which they beneficially hold. For purposes of computing the percentage beneficial ownership of the Reporting Persons, the total number of shares of Common Stock of PLD considered to be outstanding is 38,096,789. (1)

 ----------------------------
   (1) Based solely on the number of shares outstanding on July 31, 1998 as disclosed in the Form 10-Q for the quarter ended June 30, 1998 filed by PLD, together with the 3,826,041 shares of Common Stock of PLD issued pursuant to the Asset Exchange Agreement, the 500,000 shares of Common Stock of PLD issued pursuant to the CIBBV Stock Purchase Agreement and the right to acquire 250,000 shares of Common Stock of PLD pursuant to the PLD Warrant.


         Except for the transactions described in this Schedule, no transactions were effected by the Reporting Persons in the Common Stock of PLD during the 60 days preceding the date hereof.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         (a) Pursuant to the Stock Purchase Agreement dated April 19, 1998 by and between NAI and C&W, the Reporting Persons acquired the rights to the PLD Warrant.

         (b) NAI and PLD entered into a Director Nomination Agreement, dated April 19, 1998 (the "Director Nomination Agreement"), attached hereto as Exhibit 4, providing for, among other things, PLD to set the size of its Board of Directors at 10 and to cause the Board of Directors to elect as directors four individuals designated by News PLD LLC. The number of individuals that News PLD LLC is permitted to designate pursuant to the Director Nomination Agreement is based upon the aggregate percentage of the total issued and outstanding shares of Common Stock of PLD owned of record and beneficially by News PLD LLC and News Corporation and its subsidiaries and affiliates, together, as follows:

Number of designees      Percentage of Total Shares Outstanding Owned

         4                              23% or over
         3                              15% - 22.99%
         2                              10% - 14.99%
         1                               5% -  9.9%
         0                                 below 5%

         In the event that the number of directors comprising the entire Board shall be increased beyond ten (10), the number of directors that News PLD LLC is entitled to designate based on its share ownership shall be appropriately and proportionately adjusted, any number resulting from such adjustment which is not a whole number being rounded up to the nearest whole number. The term of the Director Nomination Agreement is ten years from the date of its execution.

         (c) The Reporting Persons have commenced negotiations with ZAO LogoVaz, a closed joint stock company organized under the laws of the Russian Federation ("LogoVaz"), to sell to LogoVaz a 50% interest in the Reporting Persons' investment in PLD. No assurance can be given as to whether such negotiation will ultimately be successful or, if successful, the terms of any such sale or the timing upon which any such sale would be consummated.

 Item 7. Material to be Filed as Exhibits.

                   Document                         Exhibit No.
                   --------                         ----------

 Stock Purchase Agreement, dated April 19,                1
 1998, by and between News America
 Incorporated and Cable and Wireless plc.

 Stock Purchase Agreement, dated April 19,                2
 1998, by and between Cable and Wireless plc and PLD Telekom Inc.

 Asset Exchange Agreement, dated April 19,                3
 1998, by and between News America
 Incorporated and PLD Telekom Inc.

 Director Nomination Agreement, dated April               4
 19, 1998, by and between PLD Telekom Inc. and
 News America Incorporated.

 Combined Amendment to Stock and Asset                    5
 Purchase Agreements, dated June 29, 1998, by and among News America Incorporated, News PLD
 LLC, Cable and Wireless plc and PLD Telekom
 Inc.

 Second Combined Amendment to Stock and Asset             6
 Purchase Agreements, dated August 7, 1998, by and among News America Incorporated, News PLD
 LLC, Cable and Wireless plc and PLD Telekom
 Inc.

 Third Amendment to Asset Exchange Agreement,             7
 dated August 14, 1998, by and among News
 America Incorporated, News PLD LLC and PLD
 Telekom Inc.

 Warrant, dated June 28, 1995, granted by PLD             8
 Telekom, Inc. to Cable and Wireless plc.

 Assignment, dated April 23, 1998, by and                 9
 between News America Incorporated and News
 PLD LLC.

 Agreement of Joint Filing, dated August 24,             10
 1998, by and among the News Corporation
 Limited, News America Incorporated, News PLD
 LLC and K. Rupert Murdoch.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                               THE NEWS CORPORATION LIMITED


 Dated:  August 24, 1998       By: /s/ ARTHUR M. SISKIND
                                  ------------------------------------
                                  Name:  ARTHUR M. SISKIND
                                  Title: DIRECTOR



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                               NEWS AMERICA INCORPORATED


 Dated:  August 24, 1998       By: /s/ ARTHUR M. SISKIND
                                   --------------------------------------
                                  Name:  ARTHUR M. SISKIND
                                  Title: DIRECTOR



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                               NEWS PLD LLC


 Dated:  August 24, 1998       By: /s/ Lawrence Jacobs
                                  ------------------------------------
                                  Name:  Lawrence Jacobs
                                  Title: Vice President



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



 Dated:  August 24,1998        By: /s/ K. Rupert Murdoch
                               ----------------------------------------
                               K. Rupert Murdoch




 SCHEDULE 1

     DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF THE REPORTING PERSONS.


                                                                Principal Business or
                                                                Organization in Which
                            Principal Occupation and             Such Employment
 Name                           Business Address                  is Conducted
-----------------------------------------------------------------------------------
 K. Rupert Murdoch        Chairman and Chief Executive of        News Corporation
                          News Corporation; Director of News
                          Publishing Australia Limited;
                          Director of News International
                          plc; Director of News Limited;
                          Director of NAI, Chairman and
                          Director of Satellite Television
                          Asian Region Limited ("STAR TV");
                          Director of British Sky
                          Broadcasting Group plc ("BSkyB");
                          10201 West Pico Boulevard
                          Los Angeles, CA 90035

 Chase Carey              Executive Director and Co-Chief        Fox Television
                          Operating Officer of News
                          Corporation; Director and
                          Executive Vice President of NAI;
                          Chairman and Chief Executive
                          Officer of Fox Television;
                          10201 West Pico Boulevard
                          Los Angeles, CA 90035

 Peter Chernin            Executive Director, President and      New Corporation
                          Chief Operating Officer of News
                          Corporation; Director, Chairman
                          and Chief Executive Officer of
                          NAI;
                          10201 West Pico Boulevard
                          Los Angeles, CA 90035

Ken E. Cowle(1)           Non Executive Director of News        News Corporation
                          Corporation; Director of Ansett
                          Australia Holdings Limited;
                          Chairman of Ansett International
                          Pty Ltd. and Chairman of Ansett
                          New Zealand Pty Ltd.;
                          2 Holt Street Sydney,
                          New South Wales
                          2010 Australia

 David F. DeVoe           Executive Director, Senior            News Corporation
                          Executive Vice President and Chief
                          Executive Officer and Finance
                          Director of News Corporation;
                          Director and Senior Executive Vice
                          President of NAI; Director of STAR
                          TV; Director of BSkyB;
                          1211 Avenue of the Americas
                          New York, New York 10036

 Aatos Erkko(2)           Non Executive Director of News        Sanoma
                          Corporation; Chairman and Chief
                          Executive Officer of Sanoma Group
                          and Sanoma Corporation ("Sanoma"),
                          privately owned media companies in
                          Finland P.O. Box 144 SF00101
                          Helsinki, Finland

 Andrew S.B. Knight(3)    Non Executive Director of News        News Corporation
                          Corporation c/o News
                          International plc
                          1 Virginia Street
                          London E19X4
                          England

 Keith H. McDonad(4)      Non Executive Director of News        News Corporation
                          Corporation; Non Executive
                          Chairman of Queensland Press
                          Limited
                          41 Campbell Street
                          Bowen Hills Queensland 4006

 Anna M. Murdoch          Non Executive Director of News        News Corporation
                          Corporation;
                          10201 West Pico Boulevard
                          Los Angeles, CA 90035

 Lachlan K. Murdoch       Executive Director of News            News Corporation
                          Corporation; Chairman and Director
                          of Queensland Press Limited;
                          Director of Herald & Weekly Times
                          Limited; Managing Director and
                          Director of News Limited; Deputy
                          Chairman of STAR TV; Director of
                          Beijing PDN Xinren Information
                          Technology Company Ltd.; Director
                          of FOXTEL Management Pty Ltd.;
                          2 Holt Street
                          Sydney, New South Wales 2010
                          Australia

 Thomas J. Perkins        Non Executive Director of News        Kleiner Perkins
                          Corporation; Senior Partner at
                          Kleiner Perkins Canfield & Byers
                          ("Kleiner Perkins"); Director of
                          Compaq Computer Corporation;
                          4 Embarcadero Center
                          Suite 3520
                          San Francisco, CA 94111

 Bert C. Roberts, Jr.     Non Executive Director of News        MCI
                          Corporation; Chairman, Director
                          and Chief Executive Officer of MCI
                          Communications Corporation
                          ("MCI");
                          1801 Pennsylvania Avenue,
                          N.W. Washington, D.C. 20006

 Geoffrey C. Bible        Non Executive Director of News        Philip Morris
                          Corporation; Chairman and Chief
                          Executive Officer of Philip Morris
                          Companies Inc. ("Philip Morris");
                          Director of New York Stock
                          Exchange, Inc.; and Director of
                          Lincoln Center for the Performing
                          Arts, Inc.;
                          120 Park Avenue New
                          York, New York 10017

 Stanley S. Shuman        Non Executive Director of News       Allen & Company
                          Corporation; Executive Vice
                          President and Managing Director of
                          Allen & Company Incorporated
                          ("Allen & Company"); Director of
                          NAI; 711 Fifth Avenue New York,
                          New York 10176

 Arthur M. Siskind        Executive Director, Senior            News Corporation
                          Executive Vice President and Group
                          General Counsel of News
                          Corporation; Director of BSkyB;
                          Director and Senior Executive Vice
                          President of NAI; Director of
                          STAR TV;
                          1211 Avenue of the Americas
                          New York, New York 10036


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